Exhibit 99.1

Constellium posts Annual General Meeting Materials

Paris, May 24, 2023 – Constellium SE (NYSE: CSTM) (the “Company”) today announced that the notice and agenda and other documents for the Company’s Annual General Meeting of Shareholders to be held on June 8, 2023, at 5 PM CET (11 AM EDT), are available on its website at https://www.constellium.com/investors/shareholder-meetings and will be available free of charge at the offices of the Company by contacting the Corporate Secretary at cstm.corporatesecretary@constellium.com.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €8.1 billion of revenue in 2022.